

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2023

Anthony Dike
Chief Executive Officer
INTERCARE DX INC
20280 South Vermont Avenue
Suite 215
Torrance, CA 90502

> **Re: INTERCARE DX INC**
> **Post Qualification Amendment No. 1 to Offering Circular on Form 1-A**
> **Filed June 1, 2023**
> **File No. 024-11567**

Dear Anthony Dike:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, (202) 551-6756 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sean Doney